  EXHIBIT 99.1

Canagold Announces Results of Annual and Special Meeting of Shareholders

Vancouver, Canada – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) today announced the voting results at its Annual and Special Meeting of shareholders (the “Meeting”) held on July 19, 2022. A total of 59,490,047 common shares were voted, representing 68.73% of the Company's issued and outstanding common shares as at the record date of June 6, 2022. At the Meeting, shareholders elected new members to the board of directors (the “Board”).

Shareholders of the Company voted for the election of Dr. Carmen Letton, Ms. Sofia Bianchi, Mr. Andrew Trow, Dr. Kadri Dagdelen and Mr. Scott Eldridge as directors for the ensuing year. Three other nominees originally proposed by Canagold, namely Mr. Bradford Cooke, Mr. Martin Burian and Dr. Deepak Malhorta, elected to resign from the Board and decided not to stand for election.

The results of the votes for those who stood for election are as follows:

Nominee	Votes For	% For	% For as % of Issued and Outstanding Shares	Votes Withheld	% Withheld	% Withheld as % of Issued and Outstanding Shares
Carmen Letton	39,138,354	99.21	45.22	312,801	0.79	0.36
Sofia Bianchi	39,136,655	99.20	45.21	314,500	0.80	0.36
Andrew Trow	37,902,539	96.07	43.79	1,548,616	3.93	1.79
Scott Eldridge	19,889,739	99.26	22.98	149,153	0.74	0.17
Kadri Dagdelen	19,884,039	99.23	22.97	154,853	0.77	0.18

In addition, shareholders approved the re-appointment of Smythe LLP as the auditors of the Company and voted against the authorization of the amendment to the Stock Option Plan.

No other business was put forth before the Meeting.

“We wish to thank shareholders and employees for their ongoing support,” commented Sofia Bianchi, Chair of the Board. “The Board is committed to good governance and advancing Canagold’s projects. We are excited for the future of this new Canagold and remain focused on creating shareholder value.”

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.